Exhibit 99.1

PRESS RELEASE

SMX ANNOUNCE FULL INDUSTRIAL MARKING PROCESS FOR NATURAL RUBBER FOR VEHICLE & TRUCK TIRES

New York, 10 April, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today that it has now successfully completed the marking of 21 tons of natural rubber sourced in Latin America from tree to tire. The program covered the marking at the tree in Latin America through manufacturing and production in the region. The SMX marker was added to the cup lump harvesting by the farmers prior to transfer to the manufacturing centre where the 42 tons of latex was converted to 21 tons of natural rubber. The bails were then transferred to tire manufacturing for commercial car, truck and lorry tires. The tires were then sent for evaluation. The results demonstrated 100% success rates on all marked tires to have a proven verification technology for origin authentication of the natural rubber and full traceability all along the entire supply chain data and integrity from tree to tire.

The company stated: “We are delighted to have been able to demonstrate SMX’s value to deliver total supply chain authentication and traceability from tree to tire. We look forward to further developing our solutions across the global supply chain for the automotive industry. This is the third solution for natural rubber delivered by SMX spanning bicycle tires, engine mounts and internal materials, and now car and truck tires. We continue to strive to support the industry in the standardization for reporting on natural rubber sourcing.”

For further information contact:

SMX GENERAL ENQUIRIES E: info@securitymattersltd.com	Follow us through our social channel @secmattersltd @smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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